DLA Piper US LLP

1251 Avenue of the Americas

New York, NY 10020-1104

www.dlapiper.com

Christopher C. Paci

christopher.paci@dlapiper.com

T 212.335.4970

F 212.884.8470

July 5, 2011

Mr. H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	Teavana Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 9, 2011
File No. 333-173775

Dear Mr. Owings:

On behalf of our client Teavana Holdings, Inc., a Delaware corporation (“Teavana” or the “Company”), we hereby submit to you Amendment No. 2 (“Amendment No. 2”) to the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”) reflecting changes made in response to the letter received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on June 28, 2011 (the “Comment Letter”).

All responses to the comments set forth in this letter are submitted on behalf of the Company at its request, and unless otherwise noted, are based upon information provided to us by the Company. Each numbered paragraph corresponds to the numbered paragraphs of the Comment Letter, followed by the Company’s responses to the Staff’s comments. References to pages in Amendment No. 2 refer to the marked version included with the Company’s submission.

General

1.	We note your response to comment 7 in our letter dated May 25, 2011. We further note that in connection with statements concerning your market share and trends in your market that you have revised them to state that:

•	“We believe we are one of the world’s largest, multi-channel specialty tea retailers….,” page 1;
•	“We believe growth of the overall US tea market will be primarily driven by…” page 2; and
•	“We believe there is significant opportunity to expand our store base in the United States…” page 3.

These are only examples. These statements appear to represent management’s belief. If so, please include an explanation for the basis of such belief.

In addition, we note that your statement on page 57 that you “are one of the world’s largest, multi-channel specialty tea retailers” is not qualified as your belief, as it is elsewhere in the filing; please advise. Furthermore, we note the statement that you are “the largest US specialty tea retailer” on page 57; please provide the source of this statement.

Finally, we note your response that all third-party statements in the prospectus are from “publicly available sources for which the Company did not pay a fee or from subscription-based third-party research reports for which the Company either paid the standard subscription fee or obtained the consent of the publisher to use such statement,” other than the information provided by Mintel International Group Limited. Please supplementally clarify whether you commissioned the study provided by Mintel and, if so, disclose that that is the case in your filing and file as an exhibit Mintel’s consent per Rule 436 of the Securities Act, or tell us why you are not required to do so.

RESPONSE TO COMMENT 1: In response to the Staff’s comment, the Company has re-examined the Registration Statement to identify and consider all statements that appear to represent management’s belief. Generally, such statements (including the statement that the Company is the “largest US specialty tea retailer” on page 57 of Amendment No. 2) are based upon management’s knowledge of the tea industry arising from approximately 14 years of experience dealing with customers and suppliers on a daily basis and competing in the marketplace with other retailers both in the United States and abroad. As to those statements addressing the Company’s market position, its financial metrics as compared to those of other specialty retailers, the drivers of growth in the overall US tea market and similar matters, an explanation for the basis of management’s belief with respect to such statements follows:

•	“We believe we are one of the world’s largest, multi-channel specialty tea retailers….,” page 1;

The Company advises the staff that as of May 1, 2011 the Company operated 161 retail locations and had 19 franchised locations. Based on the Company’s knowledge of the specialty tea retail industry, this aggregate number of Teavana-branded retail locations qualifies the Company as among the largest, multi-channel specialty tea retailers in the world in terms of total number of retail locations worldwide.

•	“In fiscal 2010, our stores averaged sales per gross square foot of approximately $1,000, which we believe is higher than most specialty retail stores in the United States” (page 1);

This statement is based on publicly available average sales per gross square foot data included in SEC filings of several specialty retailers. Accordingly, the Company has revised its disclosure on pages 1, 36 and 57 of Amendment No. 2 to include this explanation.

•	“We believe growth of the overall US tea market will be primarily driven by…” (page 2);

Contemporaneously with this filing, the Company is providing to the Staff on a supplemental basis a marked copy of the third-party report prepared by Mintel International Group Limited upon which the above statement is based.

•	“We believe there is significant opportunity to expand our store base in the United States…” page 3;

This statement is based on the diligence and analysis that the Company has already undertaken to identify the malls, lifestyle centers and other high sales volume venues that are suitable locations in which to open new Teavana stores. Accordingly, the Company has revised its disclosure on pages 3, 36 and 60 of Amendment No. 2 to include this explanation. In addition, as requested, the Company has qualified its statement on page 57 of Amendment No. 2 that it is “one of the world’s largest, multi-channel specialty tea retailers” as its belief.

The Company also respectfully advises the Staff that the Company did not commission the study provided by Mintel and, therefore, is not required to file Mintel’s consent as an exhibit per Rule 436. Mintel provided the study to the Company and compiled additional market data at the request of the Company from its previously-existing database of market research in exchange for a fee.

Risk Factors, page 9

Our ability to attract customers, page 10

2.	We note your statement that your “comparable store sales and average sales per square foot may not continue to increase at the rates achieved over the past several years.” Please revise your disclosure also to state, as you do on page 37, that indeed you “forecast comparable same store sales to grow at less than [y]our historical growth rate, [and] anticipate that [y]our future sales will grow at less than [y]our historical growth rate,” therefore causing your profit margins to “grow at less than [y]our historical growth rate.” Please consider the advisability of describing these forecasts in a separate risk factor that focuses on your potential inability to maintain growth at past levels, instead of combining them with a risk factor that describes risks associated with your ability to attract customers and locate suitable store locations, or tell us why it is appropriate to combine your discussion of these various risks.

RESPONSE TO COMMENT 2: In response to the Staff’s comment, the Company has revised its disclosure in the third summary risk factor on page 10 of Amendment No. 2 as requested. In addition, the Company has refocused the caption and substance of the risk factor so that it focuses entirely on the Company’s potential inability to maintain growth at past levels rather than on risks associated with attracting customers and locating new stores in suitable venues.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

3.

We note your response to comment 12 in our letter dated May 25, 2011. Given the recent difficulties in the retail, financial and credit markets and the negative impact of the current economic climate on consumer retail spending, please ensure that you discuss how these trends and current economic issues have affected or are affecting your operations and liquidity, and the impact you anticipate they will have in future periods, or tell us why such a discussion is unnecessary or immaterial to investors. Refer to Item 303(a) of Regulation S-K. In addition, please expand your disclosure in the second paragraph on page 37 to discuss the reasons your “new store model assumes first year sales below [y]our historical average,” and why you “forecast comparable same store sales to grow at less than [y]our historical growth rate,” “anticipate that [y]our future sales will grow at less than [y]our historical growth rate” and “anticipate that [y]our profit margins will grow at less than [y]our historical growth rate.”

RESPONSE TO COMMENT 3: In response to the Staff’s comment, the Company respectfully advises the Staff it has considered the disclosure requirements in Item 303(a) of Regulation S-K and has revised and clarified its discussion concerning trends and economic issues in the retail, financial and credit markets and the negative impact of the current economic climate on consumer retail spending on pages 38 and 47 of Amendment No. 2.

With regard to the portion of the Staff’s comment addressing the disclosure in the second paragraph on page 37 of Amendment No. 1, the Company respectfully directs the Staff to the fifth sentence of the previous paragraph of the page for the explanation of the reason its new store model assumes first year sales below the Company’s historical average—namely, because the Company will be opening up new stores in an increasing number of shopping malls with lower average sales per square foot than the malls in which it is currently located. A mall’s average sales per square foot are a key metric that the Company takes into account in selecting new locations for its stores and modeling how a Teavana store may perform in that mall.

As to the other statements in the second paragraph of page 37 of Amendment No. 1, the Company has expanded its disclosure on page 37 of Amendment No. 2 as requested.

4.	We note your response to comment 13 in our letter dated May 25, 2011. Please revise to explain why your new store model assumes an average new store investment below your historical average for new stores.

RESPONSE TO COMMENT 4: In response to the Staff’s comment, the Company has revised its disclosure on page 37 and 63 of Amendment No. 2 as requested.

5.	We note your response to comment 14 in our letter dated May 25, 2011. Please further revise your disclosure to clarify, if true, that you do not have any agreements in place with respect to the other 295 store sites that you have “identified” as part as your proposed expansion.

RESPONSE TO COMMENT 5: In response to the Staff’s comment, the Company has revised its disclosure on page 36 and 60 of Amendment No. 2 to clarify that it does not have agreements in place with respect to the other 295 identified store sites.

Principal and Selling Stockholders, page 96

6.	As previously requested in comment 25 in our letter dated May 25, 2011, please revise the table to clarify whether the last four columns assume the sale of all shares being offered.

RESPONSE TO COMMENT 6: In response to the Staff’s comment, the Company has revised its disclosure on page 96 to clarify that the last four columns assume the sale of all shares being offered.

Where You Can Find More Information, page 113

7.	We note your disclosure, “Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete.” Please remove the mitigating language. Any summary or description of any material contract or agreement in the prospectus is required to be materially complete.

RESPONSE TO COMMENT 7: In response to the Staff’s comment, the Company has removed the mitigating language on page 113.

Consolidated Financial Statements, page F-1

Note 5. Long-Term Debt, page F-13

8.	We reviewed your response to comment 33 in our letter dated May 25, 2011 and the revisions to your disclosure. Please tell us how you determine the restricted net assets of consolidated subsidiaries in assessing whether the disclosures required by ASC 235-10- S99-1(e)(3) and Schedule I should be provided. Please refer to ASC 205-10-S99-6(c) and ASC 205-10-S99-8(a).

RESPONSE TO COMMENT 8: The Company has considered the guidance in ASC 205-10-S99-6(c) and ASC 205-10-S99-8(a) in assessing whether the disclosures required by ASC 235-10- S99-1(e)(3) and Schedule I should be provided. The Company has revised the disclosure in Note 5 on page F-14 and Note 3 on page F-29 of Amendment No. 2 to clarify that the restriction on the payment of dividends in the Company’s Loan and Security Agreement with Fifth Third Bank (the “Credit Agreement”) applies to the Company and each of its subsidiaries that is an obligor under the Credit Agreement. In addition, the Company has expanded the disclosure in Note 5 on page F-14 and Note 3 on page F-29 of Amendment No. 2 to describe the covenant in the Credit Agreement restricting loans and advances by the Company’s subsidiaries to the Company. The Company respectfully advises the Staff that because (i) these two covenants apply to all of the Company’s subsidiaries such that all of the net assets of those subsidiaries are restricted net assets and (ii) the parent company has no operations outside those of its subsidiaries and its own assets and liabilities are de minimis, the existing disclosure provides all the disclosure that would be required in Schedule I and, accordingly, the Company does not believe Schedule I would provide meaningful additional disclosure for investors. For these reasons, the Company respectfully submits that the inclusion of Schedule I is not warranted.

Undertakings, page II-3

9.

We note your response to comment 35 in our letter dated May 25, 2011. Rule 430A only applies to very specific omissions like the public offering price, delivery dates and underwriting discounts that can be added by supplement later. If you supplement with other non-material information not specifically set forth in Rule 430A, you are required to use Rule 430C. As this offering may now or in the future rely on Rule 430C, please revise to include the undertakings required by Item

512(a)(5)(ii) of Regulation S-K. For guidance, please see C&DI Question 229.01 (Securities Act Rules).

RESPONSE TO COMMENT 9: In response to the Staff’s comment, the Company has revised page II-4 to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.

*******

If you have any questions regarding Amendment No. 2, please do not hesitate to call me at 212.335.4970.

Very truly yours,

/s/ Christopher C. Paci

Christopher C. Paci

Enclosures

cc:	Andrew T. Mack

Daniel P. Glennon

Teavana Holdings, Inc.

Lori Turbe

Grant Thornton LLP

Michael J. Schiavone

Shearman & Sterling LLP